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                                   THE SABINA BANK
                                 135 N. HOWARD STREET
                                  SABINA, OHIO 45169


                                   August __, 1997



Dear Shareholder:

    You are cordially invited to attend a special meeting (the "Special Meeting") of shareholders of The Sabina Bank ("Sabina Bank") to be held on September __, 1997 at _____ (EDT) at the corporate offices of Sabina Bank, 135 N. Howard Street, Sabina, Ohio.

    At the Special Meeting, you will asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of May 28, 1997 (the "Merger Agreement") among Premier Financial Bancorp, Inc., a Kentucky corporation ("Premier"), PFBI Interim Bank, an Ohio banking corporation and a wholly owned subsidiary of Premier formed for the purpose of effecting the transactions contemplated by the Merger Agreement ("Merger Sub"), and Sabina Bank, which provides for the merger of Merger Sub with and into Sabina Bank, with Sabina Bank surviving as a wholly owned subsidiary of Premier (the "Merger"). Subject to the terms of the Merger Agreement and certain exceptions provided in the Merger Agreement with respect to Sabina Bank Common Shares owned by Premier or holders exercising dissenters' rights, each Common Share of Sabina Bank will be converted into 4.33 Common Shares of Premier ("Premier Common Shares"). It is intended that the Merger will be a tax-free reorganization for purposes of the U.S. federal income tax laws and that, among other things, holders exchanging Sabina Bank Common Shares for Premier Common Shares pursuant to the Merger will recognize no gain or loss for federal income tax purposes.

    Premier Common Shares are listed for trading under the symbol PFBI on the Nasdaq National Market. On August __, 1997, the last trading day prior to the date of the accompanying Proxy Statement/Prospectus, the last reported sale price for a Premier Common Share, as reported on the NMS, was $____ per share.

    Premier is a bank holding company headquartered in Georgetown, Kentucky with five banking subsidiaries (the "Banks"). Premier focuses on providing quality community banking services to individuals and small-to-medium sized businesses primarily in non-urban areas. The Banks are managed on a decentralized basis that enables each Bank to offer local and timely decision-making that provides flexibility with respect to operating procedures and credit policies, limited only by a framework of centralized risk controls provided by Premier. Each Bank maintains its community

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orientation by, among other things, having selected members of its communities as members of its board of directors. Following the Merger, the directors, officers and employees of the Sabina Bank serving immediately prior to the Merger will continue in such positions, and Sabina Bank will retain its separate corporate existence, charter and name.

    The Board of Directors of Sabina Bank has unanimously determined that the Merger is advisable and fair to and in the best interests of Sabina Bank and its shareholders and has unanimously approved the Merger Agreement. THE SABINA BANK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SABINA BANK VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL
MEETING.

    At the close of business on the record date for the Special Meeting, directors and executive officers of Sabina Bank and their affiliates may be deemed to be the beneficial owners of an aggregate of 43,360 (approximately 39.4%) of the outstanding Common Shares of Sabina Bank. Sabina Bank believes that its directors, executive officers and their affiliates intend to vote all shares of Sabina Bank Common Stock beneficially owned by them in favor of approval and adoption of the Merger Agreement.

    This accompanying Proxy Statement/Prospectus constitutes the Proxy
Statement of Sabina Bank for the Special Meeting and also the Prospectus of Premier relating to the issuance of Premier Common Shares pursuant to the Merger Agreement.

    Please give these materials your careful attention because the discussion included therein is important to your decision on the matters being presented. Whether or not you plan to attend the Special Meeting in person, please promptly mark, sign and date the enclosed proxy and return it in the enclosed envelope to ensure that your shares will be represented at the Special Meeting. If you attend the Special Meeting in person, you may revoke your proxy at the meeting by voting in person.

    We look forward to seeing you at the Special Meeting.

                                  Sincerely yours,



                                  Garry W. Priest, President and Chief
                                  Executive Officer

GWR/pgf

Enclosure